82-34770

99 Bishopsgate
London EC2M 3XF
United Kingdom
Tel: +44(0)20-7710-1000 Fax: +44(0)20-7374-4460
www.lw.com

LATHAM&WATKINS

FIRM / AFFILIATE OFFICES

Boston	New York
Brussels	Northern Virginia
Chicago	Orange County
Frankfurt	Paris
Hamburg	San Diego
Hong Kong	San Francisco
London	Shanghai
Los Angeles	Silicon Valley
Milan	Singapore
Moscow	Tokyo
New Jersey	Washington, D.C.

3 May 2005

File No. 040006-0000

<u>VIA MESSENGER</u>

Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street
Washington D.C. 20549
United States of America


05007736

SUPPL

Ladies and Gentlemen:

Re: **Yara International ASA - Information Furnished Pursuant to <u>Rule 12g3-2(b) under the Securities Exchange Act of 1934</u>**

On behalf of Yara International ASA and pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed herewith for filing please find a press release titled *Yara - first company to take up Annan's Africa challenge* dated 3 May, 2005.

Feel free to call me with any questions on +44 207 710-1188.

Kindly acknowledge receipt of this letter by stamping the enclosed copy letter and returning it to our courier

Yours sincerely,

Tom Murphy
LATHAM & WATKINS

Enclosure

5/12



Yara - first company to take up Annan's Africa challenge

Oslo (2005-05-03): Yara launches a Green Revolution in Africa Foundation and an international prize, which focus on food production and the fight against poverty in Africa. Through the Yara Foundation, Yara is the first private enterprise to make a financial commitment linked to the UN's Millennium Villages Project and Kofi Annan's call to support a green revolution in Africa.

The Yara Price of USD 200.000 will be awarded to individuals or organizations that have contributed substantially to the reduction of hunger and poverty in Africa, and that in particular promote sustainable development.

The Board of the Yara Foundation consists of some of the world's foremost experts on tropical agriculture, food production and poverty reduction. As the world's leading supplier of mineral fertilizer, Yara wants to signal its commitment to the UN's Millennium Development Goals (MDGs) and Kofi Annan's call for a green revolution in Africa. Yara will use its 20 years of experience in African agriculture and food production to support the UN's efforts to combat hunger and poverty on the continent. This builds on Yara's participation in the UN's Hunger Task Force part of the UN Millennium project, which has put the spotlight on initiatives to achieve the millennium target of halving the number of starving people in the world.

"Yara aims to play an active role in enabling a green revolution in Africa. Based on the UN's recommendations, we want to demonstrate that it is fully possible to combine a commitment to sustainable development and the fight against poverty, with commercial objectives", says Yara's President and CEO, Thorleif Enger.

"Fighting poverty and hunger in Africa is one of the most important issues of our time. If we want to succeed, it is crucial that all parts of society are involved and share the responsibility. Yara is showing the way with its commitment to a green revolution in Africa. We hope that many other companies will follow its example", says Pedro Sanchez, Director of Tropical Agriculture at the Earth Institute, Columbia University, New York, and Board Member of the Yara Foundation.

Yara's commitment to Africa includes an undertaking to provide financial support to two initial programmes:

- The establishment of the Yara Foundation and the Yara Prize
- The Millennium Villages pilot project in Bar-Sauri, Kenya, with particular focus on improved school nourishment for school children through the Yara Bar-Sauri School project

Yara's commitment to Africa involves collaboration with a number of leading international institutions and experts, including the Earth Institute at Columbia University, which is headed by the world-renowned economist Jeffrey Sachs.

The Yara Foundation Board:

Thorleif Enger, President and CEO of Yara International ASA

Professor Pedro Sanchez, Director of Tropical Agriculture, the Earth Institute, Columbia University, New York.

Dr. Marco Quinones, Regional Director for Africa, Sasakawa Global 2000, Ethiopia.

Joan Holmes, President of the Hunger Project, USA.

Dr. Peter Hartmann,

Director General of the International Institute for Tropical Agriculture (IITA), Nigeria

Contact

Arne Cartridge, Media Relations
Telephone (+47) 24 15 73 01
Cellular (+47) 47 900 900
E-mail **arne.cartridge@yara.com**

Yara International ASA is the world's leading supplier of mineral fertilizers with particular strength in nitrogen based fertilizers. Yara has a local presence in 50 countries worldwide. Yara sells more than 20 million tonnes of mineral fertilizers in more than 120 countries. Yara offers fertilizers meeting the nutrient needs of local crops supported by agronomic advice to make farming more profitable and agriculture more sustainable. Yara has a strong position in industrial markets in Europe as a supplier of nitrogen based chemicals and is the leading supplier of liquid CO2.
